Burnet,
Duckworth
& Palmer LLP
Law Firm

04045943

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-3

Via Courier

October 29, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

PROCESSING SECTION RECEIVED NOV 01 2004 185 SEC MAIL WASH. D.C.

SUPPL

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of a Press Release dated October 28, 2004. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

KEITH A. GREENFIELD

KAG\lr
Enclosure

cc: Peter Scott
Rock Energy Inc.

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

dw 11/8

G:\058383\0003\Letter to Sec and Exch Comm 07.doc

rockenergy

Rock Energy Inc. reconstitutes its Board of Directors and announces a $1 million private placement

October 28, 2004

Calgary, ALBERTA: Rock Energy Inc. (TSX: RE) is pleased to announce the appointment of Matt Brister and Jim Wilson to the Board of Directors. Concurrent with this change Leanne Bate has resigned from the board. The board would like to thank Leanne for her contribution to Rock and wish her all the best in her future endeavors.

With the addition of Messer's Brister and Wilson, Rock's board has five directors all of whom have significant experience in all facets of the conventional oil and gas industry. The board is now comprised of four outside directors and one director who is a member of management.

Matt Brister has a Bachelor of Science in Geology from the University of Calgary, is a registered Professional Geologist in the Province of Alberta. From May 1987 to July 1998, Mr. Brister was employed by Pinnacle Resources Ltd. in positions of increasing responsibility assuming the role of President and Chief Executive Officer in January 1994. Mr. Brister was involved in the recapitalization of Storm Energy Inc. in November 1998, acting as President, C.E.O., and Director until its reorganization into Focus Energy Trust in August 2002. Since that time, Mr. Brister has been President, C.E.O. and Director of Storm Energy Ltd. Mr. Brister is currently the President of Storm Ventures International Inc., a private oil and gas company, the Chairman of Storm Exploration Inc., a director of Focus Energy Trust and a director of a number of other private energy companies. Mr. Brister will chair the compensation committee and will also be a member of the reserves committee.

Jim Wilson obtained his Bachelor of Commerce degree from the University of Calgary Commerce and holds his Chartered Accountant designation. He has over 22 years of finance and administration experience in the domestic and international oil and gas industry. Prior to joining Archean Energy Ltd. in January 2002 and then its successor, Grizzly Resources Ltd., in September 2004, Mr. Wilson has held executive financial positions in Canadian public, junior and intermediate oil and gas exploration and production companies including Precambrian Shield Resources, Mark Resources, Chauvco Resources/Chauvco Resources International, Maxx Petroleum and Grey Wolf Exploration. Functional responsibilities have included finance, treasury, tax planning and structuring, strategic planning, risk management, accounting, investor relations, human resources, information systems and administration activities. Throughout his career, he has been actively involved in acquisition and divestiture negotiation and structuring. Mr. Wilson maintains membership in Financial Executives International of Canada, the Institute of Chartered Accountants of Alberta and Canadian Petroleum Tax Society. Mr. Wilson will chair the audit committee and will also be a member of the compensation committee.

Rock has also closed, subject to regulatory approval, a $1.0 million private placement to the outside directors of Rock at a price of $3.75 per share representing a 6.25% discount to the

stock's closing price on October 27, 2004. The private placement has allowed these directors to establish a significant shareholder position in the company. After giving effect to the issuance of 266,666 common shares pursuant to the private placement Rock now has 9.3 million common shares outstanding of which 30% are owned by management and directors.

For further information about Rock, please visit our website at www.rockenergy.ca

For additional information please contact:

Allen Bey
President & CEO
(403) 218-4382

Or

Peter Scott
Vice President, Finance & CFO
(403 218-4383